UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011.

Commission File No. 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.

15, rue Léon Laval
L-3372 Leudelange
Grand-Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated October 11, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: October 11, 2011	By:	/s/ Mikael Grahne
	Name:	Mikael Grahne
	Title:	President and Chief Executive Officer

NOTICE OF THIRD QUARTER 2011 RESULTS AND CONFERENCE CALL

TUESDAY, 18 OCTOBER 2011

Millicom International Cellular S.A. will announce its financial results for the third quarter of 2011 on Tuesday, 18 October 2011 at 6.00 AM (New York) / 11.00 AM (London) / 12.00 PM (Stockholm).

The company will host a conference call for the global financial community at 8.00 AM (New York) / 1.00 PM (London) / 2.00 PM (Stockholm).

The conference call will be webcast in listen-only mode on Millicom’s website at www.millicom.com.

To participate in the conference call, please register at:

http://client.sharedvalue.net/millicom/Q311/

The dial-in number and passcode to join the conference call will be available upon registration.

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 13 countries in Latin America and Africa. It also operates cable and broadband businesses in five countries in Central America. The Group’s mobile operations have a combined population under license of approximately 260 million people.